October 25, 2006

Mail Stop 6010

Michael L. Hurt
Chief Executive Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

> **Re:** **Altra Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2006**
> **File No. 333-137660**

Dear Mr. Hurt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document.

2. Please provide us with copies of the graphics you intend to use in your prospectus.

Prospectus Cover Page

3. Please tell us why you refer on the cover page to Altra Industrial.

Market Data, page 2

4. Please note that your risk factors must immediately follow a one-page prospectus cover or a prospectus summary. Although we do not object to the placement of the table of contents, please move other disclosure to a more appropriate place in your document.

5. You may not disclaim responsibility for your disclosure. Please remove the statement about "undue reliance."

6. We note your reference to data that may not be reliable. You should not offer or sell your securities based on data that you do not believe is reliable. Please revise.

Summary, page 1

7. Please present the disclosure in a more balanced manner. For example, we note the disclosure in the first four pages about sales, strengths and strategies compared to the last full paragraph on page 4 about risk factors.

Summary Consolidated Financial Data, page 7

8. Please revise to also present actual GAAP summary data for 2005 and 2006. Also add clarifying disclosure about what the pro forma data represents.

9. As a related matter, we see instances in the filing where you present non-GAAP or pro forma data without accompanying GAAP data, for instance, on page one of the Summary. Please expand the filing as necessary to present data determined in accordance with GAAP with equal or greater prominence to non-GAAP or pro forma data.

Special Note Regarding Forward Looking Statements, page 22

10. Please remove the reference to statutory provisions that do not apply to initial public offerings.

Use of Proceeds, page 23

11. Please expand the second paragraph of this section to quantify the amount of your notes and quantify the proceeds to be used to reduce the notes.

12. Please tell us why this section does not discuss the $10 million in capital expenditures in each of 2006 and 2007 disclosed on page 43.

Selected Historical Financial and Other Data, page 30

13. Please expand the table to add comparative data for the 2005 interim period.

14. We see disclosure of a measure of adjusted EBITDA that excludes items that have occurred in several recent periods. Please delete the measure of adjusted EBITDA throughout the filing or further explain to us why you believe the measure is appropriate under S-K Item 10(e)(ii) and the related FAQ Regarding the Use of Non-GAAP Financial Measures. We may have further comment.

History and Recent Acquisitions, page 34

15. Please clarify the reference to "linear actuators."

16. With a view toward disclosure, please show us the structure of your corporate family, clearly noting the operating entities. Also tell us the reason for the structure and how you selected which entity would issue shares in this offering.

Liquidity and Capital Resources, page 42

17. With a view toward disclosure, please tell us how your corporate structure affects your liquidity. For example does debt issued by your subsidiaries materially affect the priority of your rights to a subsidiary's assets? Are you materially reliant on dividends from subsidiaries to repay your debt? Is the potential receipt of those dividends restricted? Do you wholly own all material subsidiaries?

Borrowings, page 42

18. Refer to the third paragraph on page 43. Please describe in greater detail the violations that generated the need for waivers. Also, expand your risk factors accordingly. File the waivers as exhibits to the registration statement.

Contractual Obligations, page 45

19. The table should not be restricted to cash obligations. Please revise accordingly.

Our Industry, page 51

20. Please provide us with independent support for your belief such as on page 1 and 51 that you have the number one or two market share position in the markets you serve and your estimate on page 33 about 21% of the market.

21. Please provide us with copies of the industry reports you cite, such as on pages 2 and 52. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such

data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Business, page 51

22. Please describe the material effect on your business of the U.S. Department of Commerce export controls mentioned on page 11 and the Foreign Corrupt Practices Act mentioned on page 12.

Products, page 54

23. Please disclose three-year historic revenue by each of the product classes you identify. See Regulation S-K Item 101(c)(1)(i).

Properties, page 59

24. Please disclose the duration of material leases.

Audit Committee, page 64

25. Please clarify which members will be independent upon your initial listing with NASDAQ. Also, revise the disclosure that the "audit committee currently complies" to clarify that the committee will comply at the time of listing, if true.

Executive Compensation, page 65

26. Please tell us why this section does not include compensation prior to the fiscal year ended December 31, 2005. Please see the instruction to Regulation S-K Item 402(b).

27. Please tell us where you have provided the required disclosure regarding the Altra Holdings, Inc. Retirement Plan mentioned in the first paragraph on page 67.

Compensation Committee Interlocks and Insider Participation, page 66

28. Please provide the information required by Regulation S-K Item 402(j) for the last completed fiscal year.

Certain Relationships and Related Transactions, page 68

29. Please clarify in this section what you mean by "CDPQ."

30. Please note that disclosure must be provided in this section for the last three fiscal years. See Instruction 2 to Regulation S-K Item 404. We note for example, your reference only to the period ended June 30, 2006 at the bottom of page 68.

31. Please describe in this section Genstar's involvement with your Kilian acquisition. Include a description regarding why this acquisition occurred as a two-step process through Kilian. Also include the disclosure required by instruction 5 to Regulation S-K Item 404(a).

32. Please discuss the Stockholders' Agreement mentioned on page F-25.

Equity Investments, page 68

33. Please identify the "certain members of management" mentioned in the second paragraph.

34. Please disclose the number of preferred shares purchased by each related party mentioned in the third paragraph.

35. Please disclose in this section the conversion rate of the preferred stock.

Genstar Advisory Services Agreement, page 68

36. Please tell us why you have not described all of the fees under this agreement mentioned on page F-27.

Piggyback Rights, page 69

37. Please identify the related parties included in the "larger group of stockholders."

Bear Linear Acquisition, page 69

38. Please provide the disclosure required by instruction 5 to Regulation S-K Item 404(a).

Principal and Selling Stockholders, page 70

39. Please disclose the natural person who has voting or investment power for the shares held by CDPQ.

40. With a view toward disclosure, please tell us when each of the selling shareholders acquired the shares to be sold in this offering. Also please tell us the amount of consideration paid.

41. Please tell us whether any selling stockholders are broker-dealers or affiliates of a broker-dealer.

Description of Capital Stock, page 72

42. We note your statement in the last sentence of the second paragraph. Your disclosure may not be qualified by reference to statutes. Please revise here and similar disclosure on page II-2 accordingly.

Price Stabilization, Short Positions and Penalty Bids, page 85

43. Please fully discuss short sale issues as noted in Section VIII.A.3 of our "Outline of Current Issues and Rulemaking Projects" (November 14, 2000) available on www.sec.gov.

Other Relationships, page 85

44. Please provide more specific disclosure about the relationships with the underwriters.

Financial Statements

45. Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

46. Please expand to include a pro forma equity section (excluding effects of offering proceeds) presented along side the historical equity section giving effect to the conversion of the convertible preferred stock at effectiveness of the initial public offering and add a related footnote which describes the pro forma presentation. Also, to the extent the conversion of the preferred stock will result in a material reduction of earnings applicable to common shareholders (excluding effects of offering), pro forma EPS for the latest year and interim period, if applicable, should be presented giving effect to the conversion (but not the offering).

Note 12, Stockholders' Equity, page F-25

47. Please name the third-party mentioned at the bottom of page F-26 and file the consent of that party.

Note 11, Financing Arrangements, page F-45

48. We see that certain of your debt is guaranteed by Altra Industrial's domestic subsidiaries. Please tell us about your consideration of the requirements of S-X Rule 3-10.

Item 15. Recent Sales of Unregistered Securities, page II-2

49. Please tell us how you reconcile the common share issuances mentioned in this section with the disclosure on pages F-5 and F-36.

Item 16. Exhibits and Financial Statement Schedules, page II-3

50. Please include an updated accountants' consent with any amendment to the filing.

Item 17. Undertakings

51. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Regulation S-K Item 512(a)(5)(ii) and 512(a)(6) should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Craig W. Adas, Esq.